

March 22, 2021

Nick Read
Chief Executive Officer
Vodafone Group Public Limited Company
Vodafone House, The Connection
Newbury, Berkshire RG14 2FN, England

      Re: Vodafone Group Public Limited Company
          Form 20-F for the Fiscal Year Ended March 31, 2020
          Filed July 2, 2020
          File No. 001-10086

Dear Mr. Read:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2020

General

1.   We note various instances throughout your filing where it appears that you include non-IFRS information without also presenting the most directly comparable IFRS measure with equal or greater prominence. The following are a few examples of some, but not all of such disclosures:

- Highlights of the year disclosures on page 2 include free cash flow and free cash flow (pre- spectrum) without presenting operating cash flows with equal or greater prominence.
- Good financial performance on page 5 includes a discussion of adjusted EBITDA and free cash flow (pre-spectrum) growth without a discussion of growth in net income and operating cash flows;
- Financial performance disclosures on page 27 present several charts disclosing non-

IFRS measures (e.g. organic adjusted EBITDA growth, adjusted earnings per share, free cash flow pre-spectrum) without presenting charts for the IFRS measures; and

- Reconciliations of such measures, as disclosed on page 30 for example, should begin with the IFRS measure and reconcile to the non-IFRS measure.

Please revise your disclosures throughout the filing to ensure that wherever you present a non- IFRS measure, you also present the IFRS measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures (non-GAAP C&DIs).

2. You include a reconciliation on page 37 from Adjusted EBITDA, which you identify as a performance measure, to free cash flow, which you describe as a liquidity measure on page 240. Please revise to reconcile free cash flow (pre-spectrum) and free cash flow to the most directly comparable IFRS measure of cash provided by operating activities. In addition, to the extent there are any material items with the "other" category, revise to disclose separately. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.07 of the non-GAAP C&DIs.

3. Notwithstanding the comment above, please remove the adjustment for restructuring payments from your calculation of free cash flow, given that you are excluding charges that require, or will require cash settlement from a non-GAAP liquidity measure. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Note 2. Revenue Disaggregation and Segmental Analysis
Segmental Analysis, page 156

4. We note your disclosure regarding the aggregation of operating segments into the Europe and Rest of the World regions. We further note that you separately provide certain financial information for Germany, Italy, the UK, Spain, and Vodacom as those operating segments are individually material for the Group. Please tell us and revise to clearly disclose what your reportable segments are. Also tell us whether operating segments have been aggregated, and if so, which, and how your disclosure complies with paragraphs 22(a) and (aa) of IFRS 8.

5. You state that adjusted EBITDA is the Group's measure of segment profit. As such, please explain the inclusion of adjusted operating profit in the segment measure of profit or loss reconciliation or revise to remove this non-GAAP measure from your financial statement footnotes. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K. Also, revise to reconcile the total of your reportable segments' measures of profit or loss to the Group's profit or loss before tax expense and discontinued operations pursuant to IFRS 8, paragraph 28(b).

Nick Read
Vodafone Group Public Limited Company
March 22, 2021
Page 3

Segmental Assets and Cash Flow, page 157

6.   We note your presentation of operating free cash flow, which you describe as the Group's measure of segment cash flow. Please explain your basis for including this measure and provide the specific guidance you relied upon. To the extent this is not required by IFRS, please revise to remove this measure from your financial statement footnotes.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology